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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13D-2(A)

Summit Hotel Properties, LLC
(Name of Issuer)
Class A Membership Interests, no par value
(Title of Class of Securities)
(None)
(CUSIP Number)
Sandra K. Horst
122 South Phillips Avenue, Suite 300
Sioux Falls, South Dakota 57104
(605) 331-0091
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS: Steven T. Kirby

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		16.5% (1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0.6% (1)(3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		16.5% (1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

0.6% (1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

17.1% (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	The issuer’s membership interests are expressed in percentages of ownership of the class, rather than in shares or units.

(2)	This includes Class A Membership Interests equal to 1.6% owned directly by Steven T. Kirby, as well as Class A Membership Interests owned by entities that Mr. Kirby may be attributed beneficial ownership of: Bellevue Partners, LLC (5.4%); OSandY Partners, LLC (0.5%); Bluestem Capital Partners I, LLC (3.1%); Bluestem Growth & Income Fund, LLC (4.6%); and Bluestem Growth & Income Fund II, LLC (1.3%).

(3)	This includes a 0.6% Class A Membership Interest owned by Carrier Pasta, LLC which may be deemed to be beneficially owned by Mr. Kirby.

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS: Bluestem Capital Company, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
TIN: 91-1770884

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

South Dakota

	7	SOLE VOTING POWER:

NUMBER OF		14.9% (1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0.6% (1)(3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14.9% (1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

0.6% (1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15.5%(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	The Issuer’s membership interests are expressed in percentages of ownership of the class, rather than in shares or units.

(2)	This includes Class A Membership Interests owned by entities that Bluestem Capital Company, LLC may be attributed beneficial ownership of: Bellevue Partners, LLC (5.4%); OSandY Partners, LLC (0.5%); Bluestem Capital Partners I, LLC (3.1%); Bluestem Growth & Income Fund, LLC (4.6%); and Bluestem Growth & Income Fund II, LLC (1.3%).

(3)	This includes a 0.6% Class A Membership Interest owned by Carrier Pasta, LLC which may be deemed to be beneficially owned by Bluestem Capital Company, LLC.

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS: Bellevue Partners, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
TIN: 46-0442617

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

South Dakota

	7	SOLE VOTING POWER:

NUMBER OF		5.4%(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5.4%(1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.4%(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	The issuer’s membership interests are expressed in percentages of ownership of the class, rather than in shares or units.

ITEM 1.	SECURITY AND ISSUER.
                      This Schedule 13D (this “Schedule 13D”) relates to the Class A Membership Interests, no par value (the “Class A Interests”) of Summit Hotel Properties, LLC (the “Issuer”), with a principal executive office located at 2701 South Minnesota Avenue, Suite 6, Sioux Falls, South Dakota 57105.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	This Schedule 13D is being filed by Steven T. Kirby, an individual, Bluestem Capital Company, LLC, a South Dakota limited liability company, and Bellevue Partners, LLC, a South Dakota limited liability company (collectively, the “Reporting Persons”).

(b)	The business address of the Reporting Persons is 122 South Phillips Avenue, Suite 300, Sioux Falls, South Dakota 57104.

(c)	Mr. Kirby is a Manager of Bluestem Capital Company, LLC which is formed for the purpose of providing investment management services and investing in entities and businesses. The other executive officers and managers of Bluestem Capital Company, LLC, their addresses and occupations, are set forth in Schedule I.

Bellevue Partners, LLC was formed for the purpose of investing in the Issuer. Mr. Kirby is the sole Manager of Bellevue Partners, LLC; there are no executive officers.

The principal business address of each of these Reporting Persons is 122 South Phillips Avenue, Suite 300, Sioux Falls, South Dakota 57104.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Steven T. Kirby is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 31, 2004, the Issuer issued Class A Interests in exchange for the assumption of assets of certain affiliated predecessor entities. Each of the Class A Interest described herein was issued in the March 31, 2004, exchange transaction. Accordingly, references in this Item 3 to Class A Interests may also refer to the limited partnership or membership interests in affiliated predecessor entities.

The source of funds for Mr. Kirby’s purchase of the Class A Interests was his personal funds. The source of funds for Bellevue Partners, LLC’s purchase of the Class A Interest was its members’ capital contributions.

ITEM 4.	PURPOSE OF TRANSACTION.

The Class A Interests deemed to be beneficially owned by the Reporting Persons are held for investment purposes.

(a)	The Reporting Persons may acquire more Class A Interests or dispose of Class A Interests in the ordinary course as business and market conditions dictate.

(b)	The Reporting Persons do not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Issuer or any of its subsidiaries.

(c)	The Reporting Persons do not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of Issuer or of any of its subsidiaries.

(d)	The Reporting Persons do not have any plans to attempt to change the members, or the number or term of the members of the Issuer’s Board of Managers.

(e)	The Reporting Persons do not have any plans or proposals that relate to or would result in any material change in the present capitalization or distribution policy of the Issuer.

(f)	The Reporting Persons do not have any plans or proposals that relate to or would result in any other material change in Issuer’s business or corporate structure.

(g)	The Reporting Persons do not have any plans or proposals that relate to or would result in changes in Issuer’s Articles of Organization or Operating Agreement or other actions which may impede the acquisition of control of Issuer by any person.

(h)	The Reporting Persons do not have any plans or proposals that relate to or would result in the Class A Interests becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(i)	The Reporting Persons do not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

As of the date hereof, the Reporting Persons may be deemed to own, in the aggregate, 17.1% of the Class A Interests of Issuer as follows: 1.6% owned directly by Steven T. Kirby, as well as Class A Membership Interests owned by entities that Mr. Kirby may be attributed beneficial ownership of: Bellevue Partners, LLC (5.4%); OSandY Partners, LLC (0.5%); Bluestem Capital Partners I, LLC (3.1%); Bluestem Growth & Income Fund, LLC (4.6%); Bluestem Growth & Income Fund II, LLC (1.3%); and Carrier Pasta, LLC (0.6%). Of these Class A Interests, power to invest and vote is held as follows:

Mr. Kirby personally owns 1.6% of the Class A Interests, of which he has sole power to vote and dispose of such Class A Interests.

Mr. Kirby, as the sole Manager of Bluestem Capital Partners I, LLC, Bellevue Partners, LLC and OSandY, LLC, may be deemed the beneficial owner of, and has the sole power to vote and dispose of Class A Interests owned by Bluestem Capital Partners I, LLC, Bellevue Partners, LLC and OSandY, LLC (3.1%, 5.4% and 0.5%, respectively). Mr. Kirby may be deemed to beneficially own Class A Interests owned by Carrier Pasta, LLC, and as a Manager of Carrier Pasta, LLC, has shared power to vote and dispose of Class A Interests owned by Carrier Pasta, LLC (0.6%).

Bluestem Capital Company, LLC is the Managing Member of each of Bluestem Growth & Income Fund, LLC and Bluestem Growth & Income Fund II, LLC. Mr. Kirby is the President of each of these entities and he has sole investment power and power to dispose of the Class A Interests owned by both Bluestem Growth & Income Fund, LLC and Bluestem Growth & Income Fund II, LLC (4.6% and 1.3%, respectively).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1.	An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2006	/s/ Steven T. Kirby
Steven T. Kirby

Bluestem Capital Company, LLC
By:	/s/ Steven T. Kirby
Steven T. Kirby
President

Bellevue Partners, LLC
By:	/s/ Steven T. Kirby
Steven T. Kirby
Manager

SCHEDULE I
Managers and Officers of Bluestem Capital Company, LLC

Name and Position	Principal Occupation	Principal Business Address
Steven T. Kirby President and Manager	President of Bluestem Capital Company, LLC	122 S. Phillips Ave, Ste 300 Sioux Falls, SD 57104

Sandra K. Horst Secretary and Chief Financial Officer	CFO of Bluestem Capital Company, LLC	122 S. Phillips Ave, Ste 300 Sioux Falls, SD 57104

Tyler Stowater Vice President	Vice President of Bluestem Capital Company, LLC	122 S. Phillips Ave, Ste 300 Sioux Falls, SD 57104

Exhibit A
AGREEMENT
     The undersigned agree that this Schedule 13D dated May 11, 2006 relating to the Class A Interests of Summit Hotel Properties, LLC shall be filed on behalf of the undersigned.

Dated: May 11, 2006	/s/ Steven T. Kirby
Steven T. Kirby

Bluestem Capital Company, LLC
By:	/s/ Steven T. Kirby
Steven T. Kirby
President

Bellevue Partners, LLC
By:	/s/ Steven T. Kirby
Steven T. Kirby
Manager